Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-161983

Prospectus Supplement No. 1
(to Prospectus dated December 8, 2009)

6,107,682

Common Shares

A-Power Energy Generation Systems, Ltd.

This Prospectus Supplement No. 1 supplements the prospectus dated December 8, 2009, or the Prospectus, which forms a part of our Registration Statement on Form F-3 (Registration Statement No. 333-161983).

This prospectus supplement:

●	supplements the information appearing under the heading "Private Placement of Convertible Notes and Warrants" in the Prospectus; and

●	amends and restates in its entirety the information appearing under the heading "Selling Shareholders" in the Prospectus.

This prospectus supplement should be read in conjunction with the Prospectus.  This prospectus supplement updates and supplements the information in the Prospectus.  If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

The date of this prospectus supplement is January 14, 2010.

PRIVATE PLACEMENT OF CONVERTIBLE NOTES AND WARRANTS

The information appearing under the heading “Private Placement of Convertible Notes and Warrants” of the Prospectus is hereby supplemented by adding the following paragraph at the end of such section.

On or about December 30, 2009, we underwent a recapitalization pursuant to which all of the holders of our convertible notes agreed, pursuant to conversion agreements, to fully convert their notes at a conversion price of $10.212, which is 96% of the original conversion price of $10.637.  Pursuant to the conversion agreements, the aggregate principal amount and accrued interest, a total of $37,537,500 outstanding under the notes, together with make-whole amounts, was converted into an aggregate of 4,582,559 of our common shares.  In addition, we entered into a confirmation letter with each of the holders confirming certain procedural and other aspects of the transaction.

This foregoing description of the material terms of the conversion agreements and the confirmation letters is qualified in its entirety by the terms and conditions of the Conversion Agreements and the Confirmation Letters, forms of each of which have been filed with the Securities and Exchange Commission as exhibits to our Report on Form 6-K filed December 31, 2009.

SELLING SHAREHOLDERS

The information appearing under the heading “Selling Shareholders” of the Prospectus is amended and restated in its entirety by the information below.

The common shares being offered by the selling shareholders are those issued to the selling shareholders upon conversion of the convertible notes and  those issuable to the selling shareholders upon exercise of the warrants.  For additional information regarding the issuance of the convertible notes and warrants, and the conversion of the entire principal amount of the convertible notes, see “Private Placement of Convertible Notes and Warrants” in the Prospectus and this prospectus supplement.  We are registering the common shares in order to permit the selling shareholders to offer the shares for resale from time to time.  Except for the ownership of the convertible notes and the warrants issued pursuant to the securities purchase agreement, and the recapitalization and related conversion of the convertible notes into common shares pursuant to the conversion agreements, the selling shareholders have not had any material relationship with us within the past three years.

The table below lists the selling shareholders and other information regarding the beneficial ownership of the common shares by each of the selling shareholders.  The second column lists the number of common shares beneficially owned by each selling shareholder, including shares outstanding and shares issuable upon exercise of the warrants, as of December 31, 2009.

The third column lists the common shares being offered by the Prospectus as supplemented by this prospectus supplement by the selling shareholders.

In accordance with the terms of a registration rights agreement with the selling shareholders, the Prospectus and this prospectus supplement generally cover the resale of the sum of (i) 100% of the common shares issued upon conversion of the convertible notes together with accrued interest and make-whole amounts, and (ii) 130% of the maximum number of common shares issuable upon exercise of the related warrants as of the business day immediately preceding the date on which the registration statement that includes the Prospectus and this prospectus supplement was initially filed with the SEC.  Because the exercise price of the warrants may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by the Prospectus and this prospectus supplement.  The fourth column assumes the sale of all of the shares offered by the selling shareholders pursuant to the Prospectus and this prospectus supplement.

The beneficial ownership of our common shares set forth in the table below is determined in accordance with the rules of the SEC.  The number of common shares beneficially owned by each selling shareholder includes common shares issuable upon exercise of the warrants held for such shareholder but not by any other selling shareholder.  The percentage of beneficial ownership is based on 39,585,706 common shares outstanding as of December 31, 2009.  Under the terms of the warrants, a selling shareholder may not exercise the warrants to the extent such exercise would cause such selling shareholder, together with its affiliates, to beneficially own a number of common shares which would exceed 4.99% of our then issued and outstanding common shares following such exercise, excluding for purposes of such determination common shares issuable upon exercise of the warrants which have not been exercised.  The number of shares and percentages in the table below do not reflect this limitation.  The selling shareholders may sell all, some or none of their shares acquired upon conversion of the convertible notes or exercise of the warrants in this offering.  See "Plan of Distribution."

The number of common shares beneficially owned by each selling shareholder in the table below reflects the conversion of the entire principal amount of the convertible notes, together with accrued interest and make-whole amounts, on December 30, 2009 and December 31, 2009, as described above under “Private Placement of Convertible Notes and Warrants; Conversion Agreements.”

	Common Shares Owned Prior to Offering			Maximum Number of Common Shares to be Sold Pursuant to this Prospectus (1)	Common Shares Owned After Offering
Name of Selling Shareholder	Number		Percent		Number	Percent
Hudson Bay Fund LP (2)	367,757	(3)	* %	384,717	13,500	*
Hudson Bay Overseas Fund Ltd. (4)	1,674,019	(5)	4.18%	1,751,280	61,500	*
Capital Ventures International (6)	493,527	(7)	1.24%	549,934	0	0
RCG PB, Ltd (8)	1,118,643	(9)	2.81%	1,197,613	0	0
Ramius Enterprise Master Fund Ltd (10)	479,418	(11)	1.21%	513,262	0	0
Iroquois Master Fund Ltd. (12)	1,598,062	(13)	4.00%	1,710,876	0	0
Total	5,731,426		13.44%	6,107,682	75,000	*
*             Less than 1%.

(1)           This number is calculated as the sum of (a) the number of shares issued upon conversion of the convertible notes and (b) 130% of the number of shares issuable upon exercise of the warrants.

(2)           Sander Gerber shares voting and investment power over these securities.  Sander Gerber disclaims beneficial ownership over the securities held by Hudson Bay Fund LP.  The selling shareholder acquired the securities offered for its own account in the ordinary course of business, and, at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly to distribute the securities.  The address for Hudson Bay Fund LP is 120 Broadway, 40th Floor, New York, New York 10271.

(3)           This number of common shares includes 101,532 shares issuable upon exercise of the warrants, without regard to any limitations on exercises of the warrants and (ii) 13,500 shares issuable upon exercise of certain options, which Hudson Bay has advised the Company it has acquired in open market transactions.

(4)           Sander Gerber shares voting and investment power over these securities.  Sander Gerber disclaims beneficial ownership over the securities held by Hudson Bay Overseas Fund Ltd.  The selling shareholder acquired the securities offered for its own account in the ordinary course of business, and, at the time it acquired the securities, it had no agreements, plans or understandings, directly or indirectly to distribute the securities.  The address for Hudson Bay Overseas Fund Ltd. is 120 Broadway, 40th Floor, New York, New York 10271.

(5)           This number of common shares includes 462,536 shares issuable upon exercise of the warrants, without regard to any limitations on exercises of the warrants and (ii) 61,500 shares issuable upon exercise of certain options, which Hudson Bay has advised the Company it has acquired in open market transactions.

(6)           Heights Capital Management, Inc., the authorized agent of Capital Ventures International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI.  Mr. Kobinger disclaims any such beneficial ownership of the shares.  The address for Capital Ventures International is c/o Heights Capital Management, Inc., 101 California Street, Suite 3250, San Francisco, CA  94111.

(7)           This number of common shares includes 188,023 shares issuable upon exercise of the warrants, without regard to any limitations on exercises of the warrants.

(8)           Ramius Advisors, LLC (“Ramius Advisors”) is the investment adviser of RCG PB, Ltd (“RCG PB”) and consequently has voting control and investment discretion over securities held by RCG PB.  Ramius Advisors disclaims beneficial ownership of these securities.  Ramius LLC ("Ramius") is the sole managing member of Ramius Advisors and may be considered the beneficial owner of any securities deemed to be beneficially owned by Ramius Advisors.  Ramius disclaims beneficial ownership of these securities. Cowen Group, Inc. (“Cowen”) is the sole member of Ramius and may be considered the beneficial owner of any securities deemed to be beneficially owned by Ramius. Cowen disclaims beneficial ownership of these securities. RCG Holdings LLC is a significant shareholder of Cowen and may be considered the beneficial owner of any securities deemed to be beneficially owned by Cowen.  RCG Holdings LLC disclaims beneficial ownership of these securities.  C4S & Co., L.L.C. (“C4S”) is the managing member of RCG Holdings LLC and may be considered the beneficial owner of any securities deemed to be beneficially owned by RCG Holdings LLC.  C4S disclaims beneficial ownership of these securities.  Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S and may be considered beneficial owners of any securities deemed to be beneficially owned by C4S.  Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these securities.  The address for RCG PB, Ltd is c/o Ramius LLC, 599 Lexington Avenue, 20th Floor, New York, NY 10022.

(9)           This number of common shares includes 263,232 shares issuable upon exercise of the warrants, without regard to any limitations on exercises of the warrants.

(10)           Ramius Advisors, LLC (“Ramius Advisors”) is the investment adviser of Ramius Enterprise Master Fund Ltd (“Enterprise”) and consequently has voting control and investment discretion over securities held by Enterprise.  Ramius Advisors disclaims beneficial ownership of these securities.  Ramius is the sole managing member of Ramius Advisors and may be considered the beneficial owner of any securities deemed to be beneficially owned by Ramius Advisors.  Ramius disclaims beneficial ownership of these securities. Cowen Group, Inc. (“Cowen”) is the sole member of Ramius and may be considered the beneficial owner of any securities deemed to be beneficially owned by Ramius. Cowen disclaims beneficial ownership of these securities. RCG Holdings LLC is a significant shareholder of Cowen and may be considered the beneficial owner of any securities deemed to be beneficially owned by Cowen.  RCG Holdings LLC disclaims beneficial ownership of these securities. C4S & Co., L.L.C. (“C4S”) is the managing member of RCG Holdings LLC and may be considered the beneficial owner of any securities deemed to be beneficially owned by RCG Holdings LLC.  C4S disclaims beneficial ownership of these securities.  Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S and may be considered beneficial owners of any securities deemed to be beneficially owned by C4S.  Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these securities.  The address for Ramius Enterprise Master Fund Ltd is c/o Ramius LLC, 599 Lexington Avenue, 20th Floor, New York, NY 10022.

(11)          This number of common shares includes 112,814 shares issuable upon exercise of the warrants, without regard to any limitations on exercises of the warrants.

(12)           Joshua Silverman has voting and investment control over the shares held by Iroquois Master Fund Ltd.  Mr. Silverman disclaims beneficial ownership of these shares.  The address for Iroquois Master Fund Ltd. is c/o Iroquois Capital, 641 Lexington Avenue, 26th Floor, New York, NY 10022.

(13)           This number of common shares includes 376,046 shares issuable upon exercise of the warrants, without regard to any limitations on exercises of the warrants.